Writer's Direct Number	Writer's E-mail Address
212.756.2376	Eleazer.Klein@srz.com

March 11, 2024

VIA EDGAR AND ELECTRONIC MAIL

Daniel Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	The Walt Disney Company Soliciting Statements by Mr. Rasulo File No. 001-38842

 Dear Mr. Duchovny:

On behalf of Trian Fund Management, L.P. and its affiliates (collectively, "Trian") and the other filing persons (together with Trian, the "Filing Persons"), we are responding to the letter, dated March 6, 2024, from the staff (the "Staff") of the United States Securities and Exchange Commission regarding certain statements made by James A. ("Jay") Rasulo ("Mr. Rasulo") during an interview on CNBC on February 27, 2024 with respect to The Walt Disney Company ("Disney" or the "Company").

We have reviewed the Staff's comments and respond below. For your convenience, the text of the Staff's comments is set forth below in italics, with responses on behalf of the Filing Persons interlineated in normal type.

Soliciting Statements

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statements below from Mr. Rasulo's interview on CNBC on February 27, 2024:

•	that Disney is "the second-worst company in the S&P on say on pay."

Since 2012, only one constituent of the S&P 500 has received more say-on-pay votes below 70% than Disney.1 Accordingly, the Filing Persons believe that a reasonable factual basis exists for Mr. Rasulo's assertion that the Company's say-on-pay performance is the "second-worst" when compared to other constituents of the S&P 500.

•	that the Board is "responsible for reviewing capital deployment, they are responsible for reviewing communications to shareholders, they're responsible for paying consistent with performance. None of these things happen at Disney."

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1 FactSet. Since 2012, Oracle Corporation has received 11 say-on-pay votes below 70% and Disney has received six such votes. Support is measured as votes "for" as calculated as a percentage of votes "for" and "against."

The Filing Persons note the Staff's comment and respectfully advise the Staff that they believe that a reasonable factual basis exists for the above-referenced statement.

The Filing Persons believe that the Company's Board of Directors (the "Board") has failed to oversee a responsible capital allocation program. For example, with the Board's approval, Disney consummated what the Filing Persons view as a financially irresponsible acquisition of 21st Century Fox ("21CF"). Specifically, the transaction placed significant stress on the Company's balance sheet,2 and, in our view, contributed to Disney's decision to suspend its dividend for three years. At the time the transaction was announced, Disney stated that it expected the transaction to be accretive to earnings per share for the second fiscal year following closing.3 However, since the transaction closed in 2019, Disney's adjusted earnings per share have declined by approximately 50%.4 In addition, the Company's return on invested capital ("ROIC") of 5.7% during the most recent completed fiscal year is well below Disney's weighted average cost of capital of approximately 9%, which suggests that the Board and management have been poor stewards of shareholder capital.5

In addition, the Filing Persons believe that the Board has failed to appropriately review communications to shareholders, given Disney's history of ambiguous and inchoate public statements. By way of example, the Company's recent announcement of its $1.5 billion investment in Epic Games did not include any clear target return or roadmap.6 Disney's description of its go-forward strategy often involves amorphous goals and lacks crucial details, including with respect to the future of ESPN7 and the Company's announced $60 billion investment in its parks business.8 In the Filing Persons' view, Disney's often ambiguous shareholder communications are unsurprising, in light of Robert Iger's (the Chief Executive Officer of the Company and a member of the Board) admitted tactic of testing his personal thought processes with the public.9

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2 As result of the transaction, Disney's net leverage (measured as outstanding debt divided by adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA") over the preceding twelve months) increased from 0.9x in fiscal year 2018 to 2.4x in the first quarter of fiscal year 2024.

3 Disney's investor presentation regarding the 21CF transaction dated December 14, 2017.

4 Disney's adjusted earnings per share have declined $7.08 to $3.99 from fiscal year 2018 (the fiscal year completed prior to the closing of the 21CF transaction) to fiscal year 2023.

5 The Company's estimated cost of capital is based on FactSet estimates.

6 In a February 8, 2024 interview on CNBC, Hugh Johnston, Disney's Chief Financial Officer, stated "I think it's early days for us to speculate on [the economics of Disney's investment in Epic Games].  I mean, the product isn't even built yet. . . . In terms of pricing and all of those things, it's just too early for us to really talk about, but I do expect it's going to be a very profitable business for us."

7 During the Company's 1Q24 earnings call on February 7, 2024, a representative of Morgan Stanley asked ". . . what is success for Disney shareholders in sports? How do we think about that kind of financially and strategically?" The Company's Chief Executive Officer replied, in part: "Permit me to throw a couple of cliches your way. But as you know, ESPN has always aimed to serve the sports fan effectively no matter where the sports fan is. . . . But I think success will be, for us, in this basically migration, would be to maintain ESPN's position in sports in general and the affinity that its fans have with ESPN and the attractiveness of ESPN to advertisers and sports leagues. That simple."

8 During the Company's 1Q24 earnings call on February 7, 2024, a representative of Bank of America asked for "color on timing and location" of Disney's planned capital expenditures in its parks. The Company's Chief Executive Officer replied, in part: "We're already hard at work at basically determining where we're going to place our new investments and what they will be. . . . I'm not going to really give you much more of a sense of timing, except that we're hard at work at getting these things basically conceived and built."

9 In November 2023, at the New York Times' DealBook Summit, Mr. Iger, when attempting to eliminate apparent market confusion regarding a statement he made during a CNBC interview, stated: "Sometimes, when I am looking for a reaction to my own thought process, I like to test that process in public, particularly in ways that I might be able to get a reaction from the investment community. So my thought was at the time that I would essentially be public with that thought process." See Todd Spangler, "Disney's 10 Biggest Moments of 2023: Layoffs, Box Office Bombs, Board Fight, DeSantis Feud and More," Variety (December 20, 2023) ("Meanwhile, Iger said in the same CNBC interview that ABC, Disney Channel and the ABC station group 'may not be core' to Disney's business — indicating a sale or spinoff might be in the offing. But at the New York Times' DealBook Summit last month, Iger said Disney's TV nets were 'not for sale.' What did he mean with his earlier remarks then?").

Finally, the Filing Persons believe that the Board has failed to effectively align pay and performance, in light of the Company's consistent practice of approving compensation packages above target levels despite the Company's underperformance. For example, named executive officers have been paid approximately $1 billion since FY 2013, notwithstanding lagging total shareholder returns relative to other S&P 500 companies, including annual bonus payouts exceeding 100% of target every year since 2013, other than 2020. In 2023 alone, when the Company generated negative total shareholder returns, Disney (i) paid $83 million to named executive officers, (ii) approved a 99% payout on financial performance measures, even though the Company missed Wall Street research analyst consensus estimates (measured as of the beginning of the fiscal year), (iii) made a 145% discretionary payout to Mr. Iger based on "Other Performance Factors," and (iv) effected a 103% payout on a performance-based restricted stock unit ROIC test while earning well below Disney's cost of capital.10

Further, leading proxy advisors have been critical of the Board's proposed compensation packages. Institutional Shareholder Services has raised numerous concerns related to Mr. Iger's compensation, including, for example, characterizing it as "concerning," "excessive," and "tied to fairly non-rigorous goals."11 The Company also consistently received poor pay-for-performance grades from Glass Lewis between 2018 and 2022.12

•	that Disney's growth and profitability in the media business was "doing miserably" and that the "media segment is doing twice or three times as bad" as its competitors.

The Filing Persons believe that the foregoing statement is supported by comparing the performance of Disney's media business to that of its peers.

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10 The Company's 2024 definitive proxy statement.

11 Institutional Shareholder Services, The Walt Disney Company, 2018 Annual Meeting Proxy Report (February 20, 2018).

12 The Company received a "D" grade from Glass Lewis in 2018, 2021, and 2022, and "F" grades in 2019 and 2020.

Despite having the largest revenue base in media, arguably the best intellectual property, iconic studios, and multiple distribution channels, the Company's media business significantly under-earns compared to its media peers, which include Paramount, Netflix, NBCUniversal, and Warner Bros. Discovery. Over the last twelve months, Disney's media business generated $56 billion in revenue—considerably more than any of its media peers—yet it realized only 7% EBITDA margins, the lowest in such peer group.13 By way of comparison, Netflix and Warner Bros. Discovery, which each respectively generated only $34 billion and $41 billion in revenue during CY 2023, realized 22% and 24% EBITDA margins, respectively (i.e., EBITDA margins that are more than "three times" better than those of Disney).

Further, all but two of Disney's self-selected media industry peers from its proxy statement have grown adjusted earnings per share from Disney's FY 2018 to FY 2023, while the Company's adjusted earnings per share have been halved.14 Between Disney's FY 2018 and FY 2023, the Company has endured a -12% compound annual growth rate for its adjusted earnings per share. In the same timeframe, such growth rate was 29% for Netflix and 21% for Alphabet (i.e., "new media" businesses) and 8% for Comcast and -1% for Warner Bros. Discovery (i.e., traditional media businesses). The Filing Persons believe that the poor performance of Disney's media business during a period of growth for most of its self-selected media industry peers further supports the statement that the Company's media business has been "doing miserably."

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Thank you for your attention to this matter. Should you have any questions or comments, or require further information with respect to the foregoing, please do not hesitate to contact me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein

cc:       Brian L. Schorr

Daniel Marx

Trian Fund Management, L.P.

Marc Weingarten

Sean W. Brownridge

Schulte Roth & Zabel LLP

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13 Disney's "Media" business represents the sum of its "Entertainment" and "Sports" segments. The Company's "Media" EBITDA excludes earnings in unconsolidated equity affiliates and includes an estimated allocation of corporate and unallocated shared expense based on Media's pro rata revenue contribution to Disney.

14 Disney's self-selected media industry peers refer to the "Media Industry Peers" as defined in the Company's 2024 definitive proxy statement. Disney's adjusted earnings per share declined from $7.08 to $3.99 from fiscal year 2018 to fiscal year 2023.

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